Mail Stop 4561

December 8, 2008

VIA USMAIL and FAX (602) 778 - 8780

Mr. D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer
Cole Credit Property Trust, Inc.
2555 East Camelback Road, Suite 400
Phoenix, Arizona 85016

      Re: Cole Credit Property Trust, Inc.
               Form 10-K for the year ended 12/31/2007
               Filed on 3/27/2008
               File No. 000-51962

Dear Mr. D. Kirk McAllaster, Jr.:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, pages 24 - 25

1.   We note that the cash flow from operating activities appeared to be insufficient to the pay the distributions as reported in the statement of cash flows for the years ended December 31, 2007 and 2006 and the quarters ended June 30, 2008 and September 30, 2008. Tell us what consideration you gave to identifying this fact and the alternative source of cash used to pay these distributions for each period.

Financial Statements and Notes

Note 2 – Summary Of Significant Accounting Policies

Allocation of Purchase Price Of Acquired Assets, page F-8

2.   We note that you utilize independent appraisals to assist in the determination of fair values of the tangible assets of an acquired property. Please tell us the nature and extent of the appraisal firm's involvement in your decision making process.

3.   We note your accounting policy that above-market and below-market lease values are amortized over the lesser of the useful life or the remaining terms of the respective leases. This accounting policy appears to differ with the accounting policy noted on page 20 as it states that above-market and below-market lease values are amortized over the remaining term of the respective leases. Please clarify to us your amortization policy over above-market and below-market leases.

4.   The value of below market leases should be amortized over the remaining non-cancelable lease term plus any fixed rate renewal options, while above market leases should be amortized over the remaining non-cancelable lease term. Please tell us if this methodology differs from your accounting policy as it relates to the amortization of above-market and below-market leases.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3472 if you have questions regarding the comments.

Sincerely,

Yolanda Crittendon
Staff Accountant